SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)1

                              VIRBAC CORPORATION
               (formerly known as Agri-Nutrition Group Limited)
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  927649 10 3
                                (CUSIP Number)

                            Joseph S. Carlin, Esq.
                              Dyer Ellis & Joseph
                             Watergate, Suite 1100
                           600 New Hampshire Avenue
                             Washington, DC 20037
                                (202) 944-3560
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 8, 1999
            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)

                             (Page 1 of 16 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 927649 10 3                      13D                     PAGE 2 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Virbac S.A.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         France
                                  7       SOLE VOTING POWER
                                          12,580,918
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 12,580,918
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,580,918**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60%**
     14  TYPE OF REPORTING PERSON*
         CO

                               *SEE INSTRUCTIONS BEFORE FILLING OUT

                           **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                          "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                13D                           PAGE 3 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Durvet/PMR, L.P.
         I.R.S. NO. 43 1670982
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Missouri
                                  7       SOLE VOTING POWER
                                          1,094,021
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 1,094,021
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,094,021**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.22%**
     14  TYPE OF REPORTING PERSON*
         PN

                          *SEE INSTRUCTIONS BEFORE FILLING OUT

                      **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                     "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                   13D                        PAGE 4 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         W.M. Jones, Jr.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                  7       SOLE VOTING POWER
                                          96,968
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 96,968
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         96,968**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .46%**
     14  TYPE OF REPORTING PERSON*
         IN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT

                   **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                  "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                  13D                         PAGE 5 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce G. Baker
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                  7       SOLE VOTING POWER
                                          556,834
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 556,834
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         556,834**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.64%**
     14  TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                 **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                   13D                       PAGE 6 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert W. Schlutz
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                  7       SOLE VOTING POWER
                                          428,857
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 428,857
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         428,857**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.04%**
     14  TYPE OF REPORTING PERSON*
         IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT

                    **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                   "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                 13D                         PAGE 7 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Alec L. Poitevint, II
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*

      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                  7       SOLE VOTING POWER
                                          367,535
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 367,535
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         367,535**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.75%**
     14  TYPE OF REPORTING PERSON*
         IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT

              **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
             "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                 13D                        PAGE 8 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert E. Hormann
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                  7       SOLE VOTING POWER
                                          202,242
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 202,242
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         202,242**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .96%**
     14  TYPE OF REPORTING PERSON*
         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                 13D                          PAGE 9 OF 16



      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert J. Elfanbaum
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*

      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                  7       SOLE VOTING POWER
                                          100,918
            NUMBER OF
             SHARES
          BENEFICIALLY
          OWNED BY EACH
           REPORTING
          PERSON WITH

          8                      SHARED VOTING POWER
                                 -0-
          9                      SOLE DISPOSITIVE POWER
                                 100,918
         10                      SHARED DISPOSITIVE POWER
                                 -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         100,918**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .48%**
     14  TYPE OF REPORTING PERSON*
         IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT

                    **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                   "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

CUSIP NO. 927649 10 3                    13D                       PAGE 10 OF 16


         This Amendment No. 1 (the "Amendment") modifies, amends and supplements the statement on Schedule 13D, dated February 18, 1999 (the "Original Schedule 13D," and together with the Amendment, the "Schedule 13D"), as indicated herein. Each of Virbac S.A., a French corporation ("VBSA"), Durvet/PMR, L.P., a Missouri limited partnership ("Durvet"), and each in their individual capacity, W.M. Jones, Jr., Bruce G. Baker, Robert W. Schlutz, Alec E. Poitevint, II, Robert E. Hormann and Robert J. Elfanbaum, are filing this Amendment to add VBSA to the
Schedule 13D as a reporting person. VBSA is being added to the Schedule 13D because it entered into the Stockholders' Agreement described in the Original
Schedule 13D, attached thereto as Appendix A.

         Except as specifically modified, amended or supplemented by this Amendment, all of the information in the Original Schedule 13D is hereby confirmed.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Original Schedule 13D is hereby modified, amended and supplemented as follows:

         The Original Schedule 13D related to the common stock, par value $0.01 per share, of Agri-Nutrition Group Limited, a Delaware corporation ("Agri-Nutrition"). However, as set forth in Agri-Nutrition's current report on Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on March 17, 1999, on March 5, 1999, Virbac, Inc., a Delaware corporation and indirect subsidiary of VBSA, merged with and into Agri-Nutrition (the "Merger"), with Agri-Nutrition surviving the Merger and changing its name to Virbac Corporation ("Virbac"). In addition, upon consummation of the Merger, VBSA's wholly owned subsidiary became the majority shareholder of Virbac and the Board of Directors was reconstituted to include a majority of directors appointed by VBSA.

         As a result of the above described events, the Schedule 13D now relates to the common stock, par value $0.01 per share, of Virbac (the "Common Stock"), and Virbac is hereafter referred to as the "Issuer."

         The Issuer's principal executive offices are located at 3200 Meacham Boulevard, Fort Worth, Texas 76137.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Original Schedule 13D is hereby modified, amended and supplemented as follows:

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being filed by (i) VBSA, (ii) Durvet, (iii) W. M. Jones, Jr., (iv) Bruce G. Baker, (v) Robert W. Schlutz, (vi) Alec E. Poitevint, II, (vii) Robert
E. Hormann and (viii) Robert J. Elfanbaum. The foregoing persons are hereinafter referred to as the "Reporting Persons."

         VBSA is a French corporation that manufactures veterinary pharmaceuticals. The principal executive offices of VBSA are located at 13 emme rue - L.I.D., 06517 Carros Cedex, France. The attached Schedule II is a list of the directors and executive officers of VBSA; each of the named persons is a French citizen.

         Upon consummation of the Merger, W.M. Jones, Jr. resigned as a director of the Issuer.

CUSIP NO. 927649 10 3                     13D                     PAGE 11 OF 16


         Upon consummation of the Merger, Bruce G. Baker resigned as the president and chief executive officer of the Issuer and was appointed by the Board of Directors to serve as executive vice president.

         Upon consummation of the Merger, Robert W. Schlutz resigned as a director of the Issuer.

         Upon consummation of the Merger, Alec. E. Poitevint, II resigned as the chairman of the Issuer, but not as a director.

         Upon consummation of the Merger, Robert E. Hormann resigned as vice chairman and a director of the Issuer.

         During the last five years, none of the Reporting Persons or, to the knowledge of any Reporting Person, any of the persons named in this Item 2 or in the related Schedules, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information with respect to a particular Reporting Person and its executive officers, directors and controlling persons contained herein is given solely by such Reporting Person and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Original Schedule 13D is hereby modified, amended and supplemented as follows:

         The obligations of the Reporting Persons under the Stockholders' Agreement, described in the Original Schedule 13D, were satisfied upon the completion by the Issuer on April 19, 1999, of a tender offer for 1,000,000 shares of Common Stock (the "Tender Offer"), as described in the Issuer's
Schedule 13E-4, and amendments thereto, filed with the Commission on March 18, 1999. Because the Tender Offer was oversubscribed, the Reporting Persons (excluding VBSA) were not obligated pursuant to the Stockholders' Agreement to tender shares in order to make up for a difference between the 1,000,000 shares that the Issuer offered to repurchase and a lesser amount of shares actually tendered.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby modified, amended and supplemented as follows:

         In connection with the Merger described in Item 1 above, 12,580,918 shares of Common Stock were issued to VBSA's wholly owned subsidiary (the "Merger Shares"). The Merger Shares were not subject to the Stockholders' Agreement. As a result of the issuance of the Merger Shares and the completion of the Tender Offer described in Item 4 above, the respective percentages of the outstanding shares of the Issuer deemed to be beneficially owned by the Reporting Persons (excluding VBSA) that were disclosed in the Original Schedule 13D (which was filed prior to the consummation of the Merger) have been reduced as indicated herein.

CUSIP NO. 927649 10 3                 13D                          PAGE 12 OF 16


         In addition, because the Reporting Persons' obligations under the Stockholders' Agreement were satisfied upon the completion of the Tender Offer, they no longer have shared voting or dispositive power with respect to each of the Reporting Persons' shares as is reflected herein.

VBSA:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, VBSA may be deemed to beneficially own 12,580,918 shares of Common Stock, which constitutes approximately 60% of the outstanding shares of Common Stock. VBSA has sole voting and dispositive power with respect to 12,580,918 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

Durvet:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Durvet/PMR, L.P. may be deemed to beneficially own 1,094,021 shares of Common Stock, which constitutes approximately 5.22% of the outstanding shares of Common Stock. Durvet/PMR, L.P. has sole voting and dispositive power with respect to 1,094,021 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

W. M. Jones, Jr.:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, W. M. Jones, Jr. may be deemed to beneficially own 96,968 shares of Common Stock, which constitutes approximately .46% of the outstanding shares of Common Stock. W. M. Jones, Jr. has sole voting and dispositive power with respect to 96,968 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

Bruce G. Baker:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Bruce G. Baker may be deemed to beneficially own 556,834 shares of Common Stock, which constitutes approximately 2.64% of the outstanding shares of Common Stock. Bruce G. Baker has sole voting and dispositive power with respect to 556,834 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

Robert W. Schlutz:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Robert W. Schlutz may be deemed to beneficially own 428,857 shares of Common Stock, which constitutes approximately 2.04% of the outstanding shares of Common Stock. Robert W. Schlutz has sole voting and dispositive power with respect to 428,857 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

Alec L. Poitevint, II:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Alec L. Poitevint, II may be deemed to beneficially own 367,535 shares of Common Stock, which constitutes approximately 1.75% of the outstanding shares of Common Stock. Alec L. Poitevint, II has sole voting

CUSIP NO. 927649 10 3            13D                              PAGE 13 OF 16


and dispositive power with respect to 367,535 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

Robert E. Hormann:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Robert E. Hormann may be deemed to beneficially own 202,242 shares of Common Stock, which constitutes approximately .96% of the outstanding shares of Common Stock. Robert E. Hormann has sole voting and dispositive power with respect to 202,242 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

Robert J. Elfanbaum:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Robert J. Elfanbaum may be deemed to beneficially own 100,918 shares of Common Stock, which constitutes approximately .48% of the outstanding shares of Common Stock. Robert J. Elfanbaum has sole voting and dispositive power with respect to 100,918 of the shares of Common Stock and may be deemed to have shared voting power with respect to none of the shares of Common Stock.

         Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other Reporting Person.

         Each of the Reporting Persons named below tendered shares in the Tender Offer. On April 26, 1999, the Issuer paid $3.00 for each share repurchased in the Tender Offer.

                                                                 Number of
                  Reporting Person                            Shares Tendered

                  Durvet/PMR, L.P.                                   145,979
                  W. M. Jones, Jr.                                    12,805
                  Bruce G. Baker                                      60,957
                  Robert W. Schlutz                                   56,423
                  Alec L. Poitevint, II                               41,309
                  Robert E. Hormann                                   26,185
                  Robert J. Elfanbaum                                  1,457

         There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days, other than as described above.

CUSIP NO. 927649 10 3                 13D                          PAGE 14 OF 16


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Schedule 13D is hereby modified, amended and supplemented as follows:

         Exhibit 99.2 - Joint Filing Agreement

CUSIP NO. 927649 10 3                  13D                        PAGE 15 OF 16



                                 Signatures

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 18, 1999


                             VIRBAC S.A.

                             By:    /s/ PASCAL BOISSY
                             Name:  Pascal Boissy
                             Title:  President

                             DURVET/PMR, L.P.
                             By:  DURVET, INC.,
                                    its general partner

                             By:   /s/ ROBERT E. HORMANN
                             Name: Robert E. Hormann
                             Title:  President

                             /s/ W. M. JONES, JR.
                             W.M. Jones, Jr.

                             /s/ BRUCE G. BAKER
                             Bruce G. Baker

                             /s/ ROBERT W. SCHLUTZ
                             Robert W. Schlutz

                              /s/ ALEC L. POITEVINT, II
                              Alec L. Poitevint, II

                              /s/ ROBERT E. HORMANN
                              Robert E. Hormann

                              /s/ ROBERT J. ELFANBAUM
                              Robert J. Elfanbaum

CUSIP NO. 927649 10 3              13D                            PAGE 16 OF 16


                                   SCHEDULE II


                       Executive Officers and Directors of
                                   Virbac S.A.


Name                                            Business Address

Mr. Pascal Boissy                               13 eme rue, LID - BP 27
President du Directoire de Virbac S.A.          06511 Carros Cedex
                                                France

Mr. Pierre Pages                                13 eme rue, LID - BP 27
Membre du Directoire de Virbac S.A.             06511 Carros Cedex
Directeur General                               France
Executive Vice President

Mr. Christian Karst                             13 eme rue, LID - BP 27
Membre du Directoire de Virbac S.A.             06511 Carros Cedex
Directeur du Developpement                      France
Vice President
Corporate Development

Mr. Jean-Pierre Dick                            13 eme rue, LID - BP 27
Membre du Directoire de Virbac .S.A.            06511 Carros Cedex
Delegue a la Recherche                          France
Vice President

Mr. Michael Garaudet                            13 eme rue, LID - BP 27
Chief Financial Officer                         06511 Carros Cedex
                                                France